EXHIBIT 99.3

      As of November 7, 2005, any "group" formed by the Reporting Persons, on the one hand, and Apollo Real Estate Investment Fund III, L.P., Apollo Real Estate Advisors III, L.P. and Apollo Real Estate Management III, L.P. (collectively, the "Apollo Entities"), on the other hand, was dissolved. Beginning with this filing, all further filings with respect to transactions in units will be filed, if required, separately by the Reporting Persons on the one hand and the Apollo Entities on the other hand. In addition, the Reporting Persons previously disclosed that they may be deemed members of a "group" with Vornado Realty Trust, Vornado Realty L.P., Vornado Newkirk LLC and VNK Corp. (the "Vornado Entities"), but disclaimed the existence of a "group" with such entities. Any group so formed was dissolved as of November 7, 2005.